EXHIBIT 99.2

Ontario Corporation Number
Numéro de la société en Ontario

1641095

The articles of the corporation are amended as follows: Les statuts de la soci~t~ sont modifies de la fa~on suivante by changing the name of the Corporation to "Wheaton Precious Metals Corp.".

2017/05/10 (Year, Month, Day) SILVER WHEATON CORP. /s/ Curt D. Bernardi, Senior Vice President, Legal and Corporate Secretary.